Dreyfus Connecticut Municipal Money Market Fund, Inc.
Statement of Investments
June 30, 2005 (Unaudited)

Tax Exempt Investments-104.9%	Principal Amount ($)		Value ($)
Connecticut--101.4%			
Bethel, GO Notes, BAN 3.50%, 11/2/2005	1,055,000		1,060,063
State of Connecticut, GO Notes:			
5.50%, 8/1/2005	500,000		501,456
6%, 10/1/2005	100,000		100,970
VRDN 2.40% (Liquidity Facility; Landesbank			
Hessen-Thuringen Girozentrale)	11,685,000	a	11,685,000
Connecticut Development Authority, VRDN:			
IDR:			
(Energy Network Sina Project)			
2.32% (LOC; Bank of America)	3,000,000	a	3,000,000
(Imperial Electric Assembly Project)			
2.42% (LOC; Wachovia Bank)	1,560,000	a	1,560,000
(Lapham-Hickey Steel Corp.)			
2.38% (LOC; Bank of Montreal)	4,995,000	a	4,995,000
Refunding (Capitol District Energy Project)			
2.32% (LOC; Bank of America)	10,500,000	a	10,500,000
(SHW Inc. Project)			
2.33% (LOC; Deutsche Bank)	5,600,000	a	5,600,000
Industrial Revenue			
(Solid Waste Project-Rand/Whitney)			
2.31% (LOC; Bank of Montreal)	500,000	a	500,000
PCR:			
(Central Vermont Public Service)			
2.85% (LOC; Citizens Bank of Massachusetts)	1,000,000	a	1,000,000
(Connecticut Light and Power Co. Project)			
2.31% (Liquidity Facility; Merrill Lynch)	1,750,000	a	1,750,000
(Western Massachusetts Electric Co.)			
2.31% (Liquidity Facility; Merrill Lynch)	3,800,000	a	3,800,000
Water Facility Revenue, Refunding			
(Connecticut Water Co. Project):			
2.30% (LOC; Citizens Bank of Rhode Island)	2,050,000	a	2,050,000
2.35% (LOC; Citizens Bank of Rhode Island)	1,250,000	a	1,250,000
Connecticut Health and Educational, Educational			
Revenue, CP 2.45%, 7/12/2005	5,100,000		5,100,000
Connecticut Health and Educational Facilities Authority:			
College and University Revenue			

VRDN (University of Hartford)			
2.28% (LOC; Citizens Bank of Rhode Island)	6,900,000	a	6,900,000
Private Schools Revenue, VRDN:			
(Kent School) 2.30% (Insured; MBIA and			
Liquidity Facility; Bank of America)	1,100,000	a	1,100,000
(Taft School) 2.32% (LOC; Wachovia Bank)	6,500,000	a	6,500,000
(Westminster School) 2.30% (LOC; Bank of America)	6,290,000	a	6,290,000
Revenue:			
(Choate Rosemary Hall)			
4.60%, 7/1/2005 (Insured; MBIA)	100,000		100,000
VRDN (Eagle Hill School)			
2.33% (LOC; Bank of New York)	5,990,000	a	5,990,000
VRDN (Eastern Connecticut Health)			
2.29% (LOC; Comerica Bank)	5,000,000	a	5,000,000
Connecticut Higher Education Supplemental Loan			
Authority, Student Loan Revenue, Refunding:			
1.70%, 11/15/2005 (Insured; MBIA)	110,000		109,776
2.50%, 11/15/2005 (Insured; MBIA)	1,000,000		1,000,721
Connecticut Housing Finance Authority, Revenue			
VRDN:			
2.33% (GIC; Rabobank Nederland and			
Liquidity Facility; Merrill Lynch)	4,950,000	a	4,950,000
2.48% (Liquidity Facility; FHLMC)	8,481,000	a	8,481,000
Connecticut Special Tax Obligation			
Transportation Infrastructure Program:			
Fuel Sales Tax Revenue, Refunding			
4.80%, 10/1/2005 (Insured; FGIC)	100,000		101,000
Special Tax Revenue:			
3%, 7/1/2005	1,315,000		1,315,000
Refunding 4%, 9/1/2005 (Insured; FGIC)	200,000		200,652
5%, 10/1/2005 (Insured; FSA)	150,000		150,900
City of Danbury, GO Notes 5.375%, 8/15/2005	250,000		250,939
Town of Fairfield, GO Notes			
5%, 1/1/2006	200,000		202,499
Hamden, GO Notes, BAN			
2.625%, 7/29/2005	10,080,000		10,087,214
Ledyard, GO Notes, BAN 3.50%, 10/28/2005	3,223,000		3,236,516
City of New Britain, GO Notes, BAN 4%, 4/6/2006	2,000,000		2,018,585
Town of New Hartford, GO Notes, BAN			
3%, 2/2/2006	1,500,000		1,505,893
Northeast Tax Exempt Bond Grantor Trust, Revenue			
VRDN 2.44% (LOC; Bank of America)	3,540,000	a	3,540,000
Plymouth, GO Notes, BAN 3%, 10/6/2005	1,485,000		1,488,856
Regional School District Number 005, GO Notes			

BAN 3.50%, 2/9/2006	1,190,000		1,198,522
Regional School District Number 010, GO Notes			
BAN 3%, 8/15/2005	4,000,000		4,004,378
Regional School District Number 013, GO Notes			
GAN 3.50%, 3/14/2006	800,000		805,469
Shelton, GO Notes, BAN 3.50%, 1/18/2006	315,000		317,033
Shelton Housing Authority, Revenue			
VRDN (Crosby Commons Project)			
2.32% (LOC; Wachovia Bank)	1,635,000	a	1,635,000
South Central Regional Water Authority			
Water System Revenue:			
4%, 8/1/2005 (Insured; MBIA)	735,000		736,202
Refunding 3%, 8/1/2005 (Insured; FSA)	100,000		100,075
Stonington, GO Notes, BAN 3%, 10/13/2005	2,000,000		2,006,714
Waterbury, GO Notes			
4%, 4/1/2006 (Insured; FSA)	175,000		176,931
West Haven, GO Notes, BAN 3.50%, 12/20/2005	3,000,000		3,017,342
Westbrook, GO Notes, BAN 3.50%, 10/15/2005	3,700,000		3,713,434
Wolcott, GO Notes, BAN 3%, 9/22/2005	3,140,000		3,148,664

U.S. Related--3.5%

Commonwealth of Puerto Rico, Sales Tax Revenue			
5%, 7/1/2005 (Insured; MBIA)	370,000		370,000
Puerto Rico Infrastructure Financing Authority			
Special Tax Revenue, VRDN 2.31% (Insured; AMBAC			
and Liquidity Facility; PNC Bank NA)	4,700,000	a	4,700,000

Total Investments (cost $150,901,484)	**104.9%**	**150,901,804**
Liabilities, Less Cash and Receivables	**(4.9%)**	**(7,110,667)**
Net Assets	**100.0%**	**143,791,137**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
CP	Commercial Paper	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance
FHLMC	Federal Home Loan Mortgage Corporation		Insurance Corporation
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GAN	Grant Anticipation Notes	**VRDN**	Variable Rate Demand Notes
GIC	Guaranteed Investment Contract		

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value % *
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	68.6
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	3.6
Not Rated c		Not Rated c		Not Rated c	27.8
					100.0

* Based on total investments.
a Securities payable on demand. Variable interest rate-subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
   Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.